August 13, 2021

VIA EDGAR TRANSMISSION

Ms. Karen L. Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Alpha Architect ETF Trust (the “Trust”)

Post-Effective Amendment No. 68 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 333-195493, 811-22961

Discipline Fund ETF

Dear Ms. Rossotto:

This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on July 19, 2021 and July 20, 2021 with respect to the Amendment relating to the registration of shares of the Discipline Fund ETF (the “Fund”), a series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

Comment 1.	Please tell us in correspondence how the Registrant estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year. If a fee waiver will be instituted, please include in fee table. Otherwise, remove references to fee waiver.

Response:	The Trust does not foresee the Fund incurring “Other Expenses” at least for the first year following its commencement of operations. The Fund’s investment adviser, Empowered Funds, LLC (the “Adviser”), is paid a unitary management fee and is responsible for the payment of all of the Fund’s expenses with the exception of payments under a Rule 12b-1 plan, brokerage expenses, acquired fund fees and expenses (including affiliated funds’ fees and expenses), taxes (including tax-related services), interest (including borrowing costs), litigation expenses (including class action-related services) and other non-routine or extraordinary expenses. The Trust anticipates that the Fund will not incur any of the foregoing expenses to a level above a single basis point.

The unitary fee will be subject to a fee waiver pursuant to which the Adviser will waive its fees to the extent necessary to offset the Acquired Fund Fees and Expenses. The fee waiver will be in place for at least one year. The prospectus has been updated accordingly.

Ms. Karen L. Rossotto

August 13, 2021

Comment 2.	Since the Fund will invest in other exchange-traded funds, please explain why Acquired Fund Fees and Expenses are zero, or revise as appropriate.

Response:	The Fund will incur Acquired Fund Fees and Expenses. An updated Fund fee table has been provided supplementally via email. As noted above, the Adviser has agreed to waive its fees to the extent necessary to offset the Acquired Fund Fees and Expenses.

Comment 3.	The prospectus indicates that the Sub-Adviser (Orcam Financial Group, LLC) believes it can “improve the Fund’s relative stock and bond risks.” Identify in the prospectus whether this is intended to mean the Fund’s risks will be reduced? Please clarify.

Response:	The intent is to mean the Fund’s risks will be reduced. The prospectus disclosure has been revised accordingly.

Comment 4.	What types of investments are allocated to the equity sleeve and the bond sleeve? For example, will the Fund invest solely in index ETFs. If so, how many? In general, please describe the Fund’s investments.

Response:	The prospectus has been revised accordingly.

Comment 5.	The term “rebalance” is typically associated with passively-managed funds. Consider using another term.

Response:	References to “rebalance” have been replaced with “reallocate.”

Comment 6.	On page 2, in The Methodology:

A.	Please remove the procyclical example and describe the fund's strategy in greater detail. Revised disclosure should include a description of the algorithm used, its key inputs, and the frequency with which they are updated, and portfolio repositioned.

Response:	The prospectus disclosure has been revised accordingly.

B.	Also, please clarify whether the subadviser employs this strategy & algorithm in other accounts and how long it has done so. If the algorithm is new, or if there is a risk its signals may become less robust over time, that should be explained in revised risk disclosure. In addition, if rising equity markets will cause you to reallocate away from equity to bonds, consider adding risk disclosure explaining the potential that you will underperform in the short-term based on your counter-cyclical strategy.

Response:	The Sub-Adviser has employed similar strategies using similar algorithms in managed accounts for over five years.

The prospectus disclosure has been updated to reflect potential for algorithmic signals to depreciate over time. Similarly, the prospectus disclosure has been updated to reflect risk of underperformance in short-term periods due to counter-cyclical investing.

Ms. Karen L. Rossotto

August 13, 2021

Comment 7.	Please clarify what “broad-based” means.

Response:	The prospectus disclosure has been revised accordingly.

Comment 8.	Explain what global equity markets are. Please clarify how the Sub-Adviser determines the market cap weights of the U.S. and global equity markets. Please include their current market cap weightings in the prospectus.

Response:	The prospectus disclosure has been revised accordingly.

Comment 9.	Please add a description of what a “typical aggregate bond fund” is. Please explain what a large, low-cost, broad market cap-weighted equity ETF is. If appropriate, please provide examples.

Response:	The prospectus disclosure has been revised accordingly.

Comment 10.	If the Sub-Adviser uses a different algorithm for the bond sleeve allocation determinations, please add the same level of disclosure for this algorithm as used for the equity sleeve.

Response:	The Sub-Adviser uses a different algorithm for the bond sleeve allocation. The prospectus disclosure has been revised to make that point clearer.

Comment 11.	Should emerging markets and/or frontier market risks be added?

Response:	Yes. To highlight those risks, the descriptions have been moved out of the Foreign Investment Risk descriptions.

Comment 12.	In the Bond and Fixed Income Risk disclosure, please clarify that the Fund is exposed to such risks via its underlying investments.

Response:	The prospectus disclosure has been revised accordingly.

Comment 13.	If the Fund will invest in securities directly and such investments are part of its principle investment strategy, please add appropriate disclosures.

Response:	The Fund will invest exclusively in other investment companies.

Comment 14.	With respect to the Quantitative Risk disclosure, please clarify that the risks include the use of incorrect data and wrongly formulated algorithms.

Response:	The prospectus disclosure has been revised accordingly.

Comment 15.	Please complete the definition of the term “Exchange” in the Fund’s final filing.

Response:	The Trust confirms the definition of Exchange will be completed in the Fund’s next filing.

Ms. Karen L. Rossotto

August 13, 2021

Comment 16.	In the portfolio manager discussion, please replace the reference to the Fund’s inception with a date (which can be a year).

Response:	The prospectus has revised accordingly.

Comment 17.	For the description of the Board’s approval of the advisory agreements, please clarify whether the description will be made available in the annual report or semi-annual report, and the date thereof.

Response:	The prospectus has revised accordingly.

SAI

Comment 18.	On page 4 of the SAI, regarding the fund’s concentration policy:

Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

As a practical matter funds may not have timely access to portfolio information of unaffiliated funds in which they invest and that there may also be barriers to timely access portfolio information of affiliated funds in which they invest. Funds that do have timely access to portfolio information of the funds in which they invest should take that information into account when determining whether the fund is in compliance with its concentration policies.

Response:	The Trust acknowledges the comment, particularly in light of the Fund’s nature as a fund-of-funds. Further, the Trust is aware of Staff guidance on this topic, which the Trust understands to be that for purposes of industry concentration: 1) a fund should look through to the positions of an affiliated fund and count investments by underlying affiliated funds to monitor its industry concentration policy, and 2) a fund should also look through to unaffiliated funds that have adopted a policy to concentrate their investments. Given Staff guidance, for purposes of calculating industry concentration where the Fund invests in unaffiliated ETFs, the Fund will include the industry only of those ETFs that concentrate in an industry as part of their investment strategy. The Fund will not include the industry assigned to non-concentrated unaffiliated ETFs for purposes of this calculation. Further, if the Fund invests in an affiliated ETF, the Fund will look through to the positions of the affiliated ETF to monitor and count investments held by such underlying affiliated ETF, to monitor the Fund’s industry concentration policy.

The SAI has been revised accordingly.

Ms. Karen L. Rossotto

August 13, 2021

Comment 19.	With respect to the Fund’s investments in illiquid securities, include disclosure indicating that the underlying funds in which the Fund invests may hold illiquid securities.

Response:	The SAI has revised accordingly.

Comment 20.	In the description of the Codes of Ethics, please indicate whether Access Persons may invest in the same securities as those in which the Fund invests.

Response:	The SAI has revised accordingly.

Comment 21.	Please confirm supplementary that the Fund will not charge Rule 12b-1 fees for at least its first year of operations.

Response:	The Trust so confirms.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (856) 292-8331 or mp@pell-law.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, Esq.
Trust Counsel